Exhibit 8.1

December 1, 2020

Alpine Income Property Trust, Inc.

1140 N. Williamson Boulevard, Suite 140

Daytona Beach, FL 32114

Re:	Alpine Income Property Trust, Inc. Qualification as a Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as counsel to Alpine Income Property Trust, Inc., a Maryland corporation (the “Company”), in connection with the preparation of a Registration Statement on Form S-3, filed with the Securities and Exchange Commission (the “SEC”) on the date hereof (the “Registration Statement”), with respect to the offer and sale from time-to-time of shares of common stock, par value $0.01 per share, of the Company (“Common Stock”), shares of preferred stock, par value $0.01 per share, of the Company (“Preferred Stock”), warrants entitling the holders to purchase Common Stock or Preferred Stock, rights entitling the holders to purchase Common Stock or Preferred Stock and units comprising two or more of the preceding securities of the Company. You have requested our opinion regarding certain U.S. federal income tax matters.

In connection with the opinions rendered in (a) and (b) below (together, the “Tax Opinion”), we have examined the following:

1.	the Registration Statement and the prospectus (the “Prospectus”) filed as part of the Registration Statement;

2.

the Company’s Articles of Incorporation, filed with the Department of Assessments and Taxation of the State of Maryland (“SDAT”) and effective as of August 19, 2019 and the Company’s Articles of Amendment and Restatement filed with SDAT and effective as of November 21, 2019;

3.	the Company’s Amended and Restated Bylaws, effective as of November 18, 2019;

4.

the Agreement of Limited Partnership of Alpine Income Property OP, LP, a Delaware limited partnership (the “Operating Partnership”), effective as of August 20, 2019, and the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, effective as of November 26, 2019; and

5.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London New York Richmond Riyadh San Francisco Tokyo Washington	2200 Pennsylvania Avenue NW, Suite 500 West Washington, DC 20037-1701 Tel +1.202.639.6500 Fax +1.202.639.6604 velaw.com

December 1, 2020 Page 2

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.	each of the documents referred to above is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.

during its taxable year ending December 31, 2020 and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years;

3.

the Company will not make any amendments to its organizational documents or the organizational documents of the Operating Partnership after the date of this opinion that would affect its qualification as a real estate investment trust (a “REIT”) for any taxable year; and

4.	no action will be taken by the Company or the Operating Partnership after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we have also relied upon the correctness of the factual representations contained in the Officer’s Certificate. No facts have come to our attention that would cause us to question the accuracy and completeness of such factual representations.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate and the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” (which is incorporated herein by reference), we are of the opinion that:

(a)

the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), for its short taxable year ended December 31, 2019, and the Company’s organization and current and proposed method of operation will enable it to continue to satisfy the requirements for qualification and taxation as a REIT under the Code for its taxable years ending December 31, 2020, and thereafter; and

(b)	the descriptions of the law and the legal conclusions in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” are correct in all material respects.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the factual representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificate.

December 1, 2020 Page 3

The foregoing Tax Opinion is based on current provisions of the Code, the Treasury regulations thereunder (the “Regulations”), published administrative interpretations thereof, and published court decisions. The Internal Revenue Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing Tax Opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the Tax Opinion expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

Very truly yours,

/s/ Vinson & Elkins LLP

Vinson & Elkins LLP